NO ACT

PE
3-8-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10010738

March 9, 2010

William H. Aaronson
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-9-10

Re: Comcast Corporation

Dear Mr. Aaronson:

This is in regard to your letter dated March 8, 2010 concerning the shareholder proposal submitted by the Amalgamated Bank's LongView LargeCap 500 Index Fund for inclusion in Comcast's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Comcast therefore withdraws its January 14, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
1200 G Street, NW, Suite 800
Washington, DC 20005-6705

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

William H. Aaronson

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4397 tel
212 701 5397 fax
william.aaronson@davispolk.com

March 8, 2010

Re: ***Comcast Corporation – Shareholder Proposal Submitted by Amalgamated Bank's LongView LargeCap 500 Index Fund***

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
(*via email: shareholderproposals@sec.gov*)

Ladies and Gentlemen:

In a letter dated January 14, 2010, we requested that the Staff of the Division of Corporation Finance concur that Comcast Corporation ("**Comcast**") could properly exclude from its proxy materials for its 2010 Annual Meeting of Shareholders a stockholder proposal (the "**Proposal**") submitted by Amalgamated Bank's LongView LargeCap 500 Index Fund (the "**Proponent**").

Attached as Exhibit A is a letter from the Proponent to Comcast dated March 8, 2010 stating that the Proponent voluntarily withdraws the Proposal. In reliance on this letter, we hereby withdraw the January 14, 2010 no-action request relating to Comcast's ability to exclude the Proposal pursuant to Rule 14a-8 under the Exchange Act of 1934.

Please call the undersigned at (212) 450-4397 if you should have any questions or concerns.

Very truly yours,



William H. Aaronson

Enclosures

EXHIBIT A

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005-6705
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

8 March 2010

Ms. Jennifer Heller
Deputy General Counsel
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

By e-mail

Re: Shareholder proposal for 2010 annual meeting

Dear Ms. Heller:

On behalf of the Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund"), I write to advise that the Fund hereby withdraws the shareholder proposal submitted for inclusion in Comcast's 2010 proxy statement.

Our thanks to you and your colleagues for the dialogue and information on the issues of concern.

Very truly yours,

/s/

Cornish F. Hitchcock

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

William H. Aaronson

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4397 tel
212 701 5397 fax
william.aaronson@davispolk.com

February 10, 2010

Re: **Comcast Corporation – Shareholder Proposal Submitted by Amalgamated Bank's LongView LargeCap 500 Index Fund**

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation (the "**Company**"), we are writing in response to the letter dated February 4, 2010 from the Hitchcock Law Firm, counsel for Amalgamated Bank's LongView LargeCap 500 Index Fund (the "**Proponent**"), which is attached as Exhibit A (the "**Proponent Response Letter**"), that responds to the Company's no-action request letter dated January 14, 2010 (the "**No-Action Letter**") relating to the Proponent's shareholder proposal and supporting statement submitted on December 2, 2009 (the "**Proposal**") for inclusion in the proxy statement and form of proxy for the Company's 2010 Annual Meeting of Shareholders (collectively, the "**2010 Proxy Materials**"). Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to shareholderproposals@sec.gov. A copy of this letter and its attachment is also being sent on this date to the Proponent.

For the sake of brevity, we will not repeat the matters and arguments covered in the No-Action Letter, and will instead focus on addressing matters raised by the Proponent Response Letter.

The Company strongly disagrees with the analyses, arguments and proposed approach set forth in the Proponent Response Letter. Rule 14a-8 under the Securities Exchange Act of 1934 specifies rules and procedures for a shareholder proponent to submit a proposal for inclusion in the company's proxy statement for its annual meeting. Those rules include procedural requirements, including notably a time cutoff for submission of a proposal, as well as substantive bases on which the company may seek to exclude the proposal.

In this case, the No-Action Letter submitted several bases on which the Proposal may properly be excluded from its 2010 Proxy Materials under Rule 14a-8(i)(2) and (6) (implementation of the Proposal would cause the Company to violate Pennsylvania law and the Company lacks the power or authority to implement a proposal that would result in a breach of Pennsylvania law) and 14a-8(i)(3) (the Proposal is inherently misleading). With respect to these bases, the Proponent has, in effect, conceded that the Company's arguments are correct on the merits (*i.e.*, that the Proposal as originally submitted would cause the Company to violate Pennsylvania law and was so vague as to be inherently misleading, as well as contained false and misleading statements) by suggesting detailed and extensive amendments to the Proposal in order to cure the offending items. The Proponent seeks the concurrence of the Staff of the Division of Corporation Finance (the "**Staff**") that such amendments should be permitted and would overcome the Company's substantive arguments with respect to those items.

As the Staff has noted in Staff Legal Bulletin 14B (September 15, 2004), there is no provision in Rule 14a-8 that allows a proponent to revise his or her proposal and supporting statement. We recognize that the Staff has had a long-standing practice of permitting proponents to make revisions that are "minor in nature and do not alter the substance of the proposal" in order to deal with proposals that "comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily". However, the Staff has explained that it is appropriate for companies to exclude an "entire proposal, supporting statement or both as materially false or misleading" if "the proposal and supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules." The Staff's accommodation for minor clarifying amendments was clearly not designed to permit the proponent to amend a proposal in a manner so material that it has the effect of allowing the proponent to essential submit a new proposal.

In our view, the amendments presented in the Proponent Response Letter are not minor wording clarifications, but are instead amendments that materially alter the substance and meaning of the Proposal. The amendments include a number of newly added phrases that have the effect of substantively altering the Proposal's stance on the determination of the value of equity compensation and contributions to the company-sponsored pension obligations. These valuation determinations go to the core of the Proposal, which seeks to limit the "total value of equity compensation" to named executive officers as compared to the value of contributions to the company-sponsored pension obligations. The Rule 14a-8 deadline for submitting the Proposal was December 4, 2009. It cannot be consistent with, or permitted under, the requirements of Rule 14a-8, that after the deadline, and after reading the Company's letter pointing out the deficiencies in the Proposal, the Proponent has another opportunity to, in effect, submit a new proposal.

Further, should the Staff allow the Proponent to amend the Proposal as suggested in the Proponent Response Letter, the Company believes that the Proposal would remain vague and inherently misleading. The proposed amendments do not alleviate the vague and indefinite nature of key terms used in the Proposal, including "fully funded" and "total value of equity compensation," the vagueness of which are discussed at length in the No-Action Letter. With regard to the term "fully funded," the Proponent Response Letter focuses solely on the No-Action Letter's discussion of the Pension Protection Act without addressing the crux of the Company's argument: to use the term "fully funded" is inherently vague if guidance is not provided as to the standards and actuarial assumptions to be used in making a funding status determination. The proposed amendments add no guidance as to the standards and actuarial assumptions to be used in making a funding status determination. With regard to the term "total value of equity compensation" the Proponent Response Letter acknowledges that there are multiple ways to value equity compensation and does not dispute that no valuation method is provided in the Proposal itself. The Proponent Response Letter unreasonably suggests that a reader of the Proposal should understand from a single reference in the supporting statement to equity compensation amounts reported in the Company's proxy statement that the Proposal intends that the Company use proxy statement reporting standards when determining the value of equity awards. This intention is not at all clear from the Proposal, and even if it were clear, is not a helpful standard as the proxy statement reporting rules have included varied methods for valuing equity compensation, including grant date fair value and the amount recognized for financial statement reporting purposes. The proposed amendments add no guidance as to the valuation method the Proponent intends the Company to use when implementing the Proposal.

Based on the foregoing and the arguments set forth in the No-Action Letter, the Company continues to believe that the Proposal may properly be excluded from its 2010 proxy materials under Rule 14a-8(i)(2) and (6), as its implementation would cause the Company to breach existing employment agreements and equity award agreements, and under Rule 14a-8(i)(3), as it is inherently misleading. Further, should the Staff allow the Proponent to amend the Proposal as suggested in the Proponent Response Letter, the Company believes that the Proposal would remain properly excludable from its 2010 proxy materials under Rule 14a-8(i)(3), as it would remain vague and inherently misleading.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein and in the No-Action Letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very truly yours,



William H. Aaronson

cc: Scott Zdrazil, First VP – Corporate Governance
Amalgamated Bank

Cornish F. Hitchcock
Hitchcock Law Firm PLLC

Arthur R. Block
Comcast Corporation

(NY) 05726/016/2010PROXY/SHAREHOLDER.PROPS/AMALGAMATED/no.action.response.ltr.doc

EXHIBIT A

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005-6705
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

4 February 2010

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for no-action relief filed by Comcast Corporation

Dear Counsel:

I write on behalf of Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund") in response to the letter dated 14 January 2010 from counsel for Comcast Corporation ("Comcast" or the "Company"). In that letter Comcast requests no-action relief in connection with a shareholder proposal submitted by the Fund for inclusion in Comcast's proxy materials for the Company's 2010 annual meeting. For the reasons set forth below, the Fund respectfully asks the Division to deny the requested no-action relief. We would be grateful as well if you could send a copy of the Division's decision to the undersigned by fax or e-mail.

The Fund's Proposal.

The Fund's resolution asks Comcast to adopt a benchmark against which equity compensation for senior executives would be measured. It reads:

> RESOLVED: The shareholders hereby ask the board of directors of Comcast Corporation (the "Company") to adopt a policy that the total value of equity compensation to named executive officers in a given year shall not exceed the value of the company's contribution to company-sponsored defined benefit pension funds when the company's pension obligations are not fully funded at the beginning of that year. This policy should be implemented so as not to incur any tax liability based upon the size of the contribution to any fund.

The supporting statement explains that a significant portion of senior executive compensation today consists of equity awards, a form of deferred compensation that in recent years has outstripped another form of deferred compensation, namely, corporate contributions to defined benefit pension plans.

The statement goes on to cite what is seen as an asymmetry between current practices, given that equity compensation policies tend to reward senior executives with equity awards that vest after just a few years, while the company's unfunded pension obligations – which are ultimately an obligation of the shareholders – can be deferred past the tenure of senior executives.

The proponent cites an *Analyst's Accounting Observer* study reporting that Comcast made no contribution in 2008 to fund a liability that mushroomed that year from $22 million to $29 million. Comcast's proxy statement, however, reported equity awards to senior executives that year of $44.7 million in equity compensation in 2008.

Thus, the statement concludes with the view that consideration of a company's pension liability "can be a useful cross-check on executive compensation and can help keep the board focused on compensation policies that are consistent with long-term growth of the company."

<u>Comcast's Objections.</u>

Comcast's objections fall into two general categories. First the Company claims that the proposal cannot be implemented consistent with state law, and thus the board lacks the power to execute the recommendation. Exclusion is thus sought under Rules 14a-8(i)(2) and (6). Second, the Company argues that the proposal is inherently misleading in violation of Rule 14a-9, thus permitting exclusion under Rule 14a-8(i)(3). We respond to each set of objections in turn.

<u>A. Rules 14a-8(i)(2) and (6).</u>

Comcast objects that the proposal, if adopted, would cause the Company to violate existing contracts that require equity awards. As an initial matter, we note that Comcast has failed to adhere to the Division's guidance in STAFF LEGAL BULLETIN 14B, section E of which states that companies making such an argument should not merely cite the agreement; a company seeking to sustain its burden should "provide[ ] a copy of the relevant contract, cite[ ] specific provisions of the contract that would be violated, and explain[ ] how implementation of the proposal would cause the company to breach its obligations under that contract." Rather than try to meet this standard, Comcast and its counsel simply refer to the contracts in very general terms.

In any event, the Fund does not seek to have Comcast abrogate any contractual obligations. To clarify this point, the Fund is willing to amend the proposal to state: "This policy shall apply prospectively and without violating any contractual obligations in effect when this by-law is adopted." The Division has routinely approved such an amendment in prior cases. *E.g., Citigroup, Inc.* (Feb. 18, 2009); *JPMorgan Chase & Co.* (Mar. 9, 2009).

B. Rule 14a-8(i)(3).

After summarizing Division rulings on specific no-action requests, Comcast argues that four phrases are so inherently vague and misleading that they require disqualification of the resolution in its entirety. Comcast then asserts that the supporting statement contains false and misleading statements.

Before responding to the specifics, we note again that Comcast appears to ignore the Division's guidance in STAFF LEGAL BULLETIN 14B, section A.1 of which cautions against the sort of scattershot, word-by-word objections Comcast raises here. Nonetheless because Comcast has raised the issues, we respond specifically as follows.

1. "Fully funded".

Comcast objects to the proposal to limit equity compensation to senior compensation in years when the company's pension obligations are not "fully funded." Comcast argues that the phrase "fully funded" is inherently misleading, given that there are several ways that the phrase can be read, *e.g.*, fully funded to meet existing obligations or fully funded for purposes of annual compliance with the Pension Protection Act of 2006 ("PPA"). Comcast sets up a strawman argument that the resolution must be referring to a company's funding obligations under the PPA, if any, since the PPA sets the only "legal standard" as to what kind of contribution may be required in a given year. Comcast Letter at p. 6. Comcast also accuses the Fund of failing to provide context for the statements that Comcast began 2008 with an "unfunded pension liability" of $22 million and ended the year with a $29 million unfunded liability.

Comcast's reference to a company's funding obligations under the PPA introduces confusion where none should exist. Suppose, hypothetically, the PPA would have a company with a plan that is 50% underfunded make a contribution that year that would reduce (slightly) the level of underfunding. Few people would think that a plan that moved from 50% underfunding to, say, 49% underfunding is "fully funded."

Moreover, it is plain from the context of the supporting statement that the focus is on the overall funded level of any Comcast plans over the long haul, not just in a given year. This is made clear by the statement in the fourth paragraph that unduly rewarding senior executives with equity awards that fully vest after just a few years "can thus be harmful to long-term shareholders *if a company has to make significant payments for unfunded obligations at some point in the future"* (emphasis added).

As for the claim that the Fund has not provided context for the figures cited in the supporting statement, we note that these figures are taken verbatim from the pension footnote (Note 10) in Comcast's Form 10-K, filed 20 February 2009, which recites these figures in the line item designated "Plan funded status and recorded benefit obligation" for "pension benefits." Although we do not believe any textual change is necessary, we are willing to amend the beginning of the second sentence in the fifth paragraph to read: "A Comcast Form 10-K reported that . . ."

2. "Total value of equity compensation."

Comcast's next objection is to the cited phrase, given the fact that there are various ways to value equity compensation received by an individual in a given time period, *e.g.*, grant date fair value, the amount recognized for financial statement reporting purposes, or the amount actually realized by the individual. Comcast's argument manages to ignore the forest by focusing on individual trees.

The supporting statement explicitly refers to "reported awards" to senior executives, citing the Company's proxy statement, thus indicating a focus on reporting standards. It is also clear from the context that the focus is on decisions to make specific awards in a given year, using the unfunded liability as a cross-check – and not awards made in prior years that may vest that year. That background or context should suggest to an investor that the "total value" being discussed is that being "reported" to shareholders. Since companies know how they report equity awards, they can compute the two values (total awards versus pension contributions). Thus the reference is not as ambiguous as Comcast would have it appear. Although we believe that the resolution, read in the context of the supporting statement, is sufficiently clear on this point, the Fund would be willing to clarify the pertinent sentence of the resolution to refer to the "total value of equity compensation *awards made* to named executive officers in a given year shall not exceed the value of the company's contribution *in that year* . . ."

3. "Equity compensation to named executive officers in a given year."

Comcast's next objection focuses on language in the resolution that includes part of the phrase just cited. The entire phrase is: "the total value of equity compensation to named executive officers in a given year." We believe that the language proposed in the previous section, with its focus on "awards made" in a given year, will clarify this point and obviate Comcast's concern on this point.

4. "Value of the company's contribution <u>company-sponsored defined benefit pension funds."</u>

Here again, Comcast seeks to conjure up ambiguity where none exists. Comcast argues that company contributions to a defined benefit plan can take various forms, and it argues that the phrase is vague because it does not specify which types of contribution are to be counted. In making this argument, Comcast fails to confront the most obvious interpretation of the phrase, which is that the resolution covers all forms of contribution, cash or otherwise.

Comcast's related point is that the proposal does not state when the contribution should be measured, *i.e.*, at the date of the contribution or some other point. Again, in context, the resolution seeks to draw a comparison between the value of the equity awards in a given year versus the value of the contributions that year. That logically suggests the present value of contributions to the plan. Although we do not view this objection as fatal, the Fund is willing to clarify the resolution by referring to "the value of the company's contribution to company-sponsored defined benefit pension funds (*measured on the date of any contribution*) . . ."

Comcast also asserts (again without citation) that the Company contributed $59 million in cash to its pension plan in calendar year 2008. This figure is not, however, reported in the Company's Form 10-K (cited above) or in a Form 11-K.

<u>5. Allegedly false and misleading statements.</u>

Comcast's final point is that the proposal errs in stating that "the Company's proxy filing reported awards to senior executives of $44.7 million in 2008." In attempting to compute the value of awards, the Fund focused on the columns on page 49 of Comcast's February 2009 proxy entitled "stock awards" and "option awards" to the named executives. Upon recomputing the figures in light of Comcast's objection, we acknowledge a typographical error (the intended figure was $<u>2</u>2.7 million), but are happy to accept Comcast's figure of $24.9 million (*see* Comcast's Letter at p. 8) and amend the resolution accordingly. We regret the error.

The Company's related argument that investors could not discern what period of time the resolution is citing lacks merit. The rest of the resolution refers to 2008, and the most logical reading of the proposal would be that the "reported awards" are for the same period of time.

<u>Conclusion.</u>

For these reasons, the Fund respectfully asks the Division to deny the no-action relief requested by Comcast. As noted, the Fund is willing to make certain wording changes should the Division deem them necessary.[1]

Thank you for your consideration of the matters raised in this letter. Please do not hesitate to contact me directly if you have any questions or if there is further information that we can provide.

Very truly yours,



Cornish F. Hitchcock

cc: William H. Aaronson, Esq.

---

[1] The changes acknowledged here would thus make the resolution read (with suggested language in italics):

RESOLVED: The shareholders hereby ask the board of directors of Comcast C-orporation (the "Company") to adopt a policy that the total value of equity compensation *awards made* to named executive officers in a given year shall not exceed the value of the company's contribution *in that year* to company-sponsored defined benefit pension funds *(measured on the date of any contribution)* when the company's pension obligations are not fully funded at the beginning of that year. This policy should be implemented so as not to incur any tax liability based upon the size of the contribution to any fund. *This policy shall apply prospectively and without violating any contractual obligations in effect when this by-law is adopted.*

The fifth and sixth paragraphs of the supporting statement would read (with changes in italic except the reference to the *Analyst's Accounting Observer*):

The *Analyst's Accounting Observer* study indicates that the issue is particularly acute at Comcast, where the pension fund started 2008 with an unfunded pension liability of $22 million. *A Comcast Form 10-K reported that* unfunded liability grew to $29 million by the end of 2008, yet the Company reported no contribution during the year to reduce that liability.

The Company's proxy filing, however, reported awards to senior executives of *$22.9* million in equity compensation in 2008, with total compensation to these five executives exceeding $66 million.

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005-6705
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

4 February 2010

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for no-action relief filed by Comcast Corporation

Dear Counsel:

I write on behalf of Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund") in response to the letter dated 14 January 2010 from counsel for Comcast Corporation ("Comcast" or the "Company"). In that letter Comcast requests no-action relief in connection with a shareholder proposal submitted by the Fund for inclusion in Comcast's proxy materials for the Company's 2010 annual meeting. For the reasons set forth below, the Fund respectfully asks the Division to deny the requested no-action relief. We would be grateful as well if you could send a copy of the Division's decision to the undersigned by fax or e-mail.

The Fund's Proposal.

The Fund's resolution asks Comcast to adopt a benchmark against which equity compensation for senior executives would be measured. It reads:

> RESOLVED: The shareholders hereby ask the board of directors of Comcast Corporation (the "Company") to adopt a policy that the total value of equity compensation to named executive officers in a given year shall not exceed the value of the company's contribution to company-sponsored defined benefit pension funds when the company's pension obligations are not fully funded at the beginning of that year. This policy should be implemented so as not to incur any tax liability based upon the size of the contribution to any fund.

The supporting statement explains that a significant portion of senior executive compensation today consists of equity awards, a form of deferred compensation that in recent years has outstripped another form of deferred compensation, namely, corporate contributions to defined benefit pension plans.

The statement goes on to cite what is seen as an asymmetry between current practices, given that equity compensation policies tend to reward senior executives with equity awards that vest after just a few years, while the company's unfunded pension obligations – which are ultimately an obligation of the shareholders – can be deferred past the tenure of senior executives.

The proponent cites an *Analyst's Accounting Observer* study reporting that Comcast made no contribution in 2008 to fund a liability that mushroomed that year from $22 million to $29 million. Comcast's proxy statement, however, reported equity awards to senior executives that year of $44.7 million in equity compensation in 2008.

Thus, the statement concludes with the view that consideration of a company's pension liability "can be a useful cross-check on executive compensation and can help keep the board focused on compensation policies that are consistent with long-term growth of the company."

Comcast's Objections.

Comcast's objections fall into two general categories. First the Company claims that the proposal cannot be implemented consistent with state law, and thus the board lacks the power to execute the recommendation. Exclusion is thus sought under Rules 14a-8(i)(2) and (6). Second, the Company argues that the proposal is inherently misleading in violation of Rule 14a-9, thus permitting exclusion under Rule 14a-8(i)(3). We respond to each set of objections in turn.

A. Rules 14a-8(i)(2) and (6).

Comcast objects that the proposal, if adopted, would cause the Company to violate existing contracts that require equity awards. As an initial matter, we note that Comcast has failed to adhere to the Division's guidance in STAFF LEGAL BULLETIN 14B, section E of which states that companies making such an argument should not merely cite the agreement; a company seeking to sustain its burden should "provide[ ] a copy of the relevant contract, cite[ ] specific provisions of the contract that would be violated, and explain[ ] how implementation of the proposal would cause the company to breach its obligations under that contract." Rather than try to meet this standard, Comcast and its counsel simply refer to the contracts in very general terms.

In any event, the Fund does not seek to have Comcast abrogate any contractual obligations. To clarify this point, the Fund is willing to amend the proposal to state: "This policy shall apply prospectively and without violating any contractual obligations in effect when this by-law is adopted." The Division has routinely approved such an amendment in prior cases. *E.g., Citigroup, Inc.* (Feb. 18, 2009); *JPMorgan Chase & Co.* (Mar. 9, 2009).

B. Rule 14a-8(i)(3).

After summarizing Division rulings on specific no-action requests, Comcast argues that four phrases are so inherently vague and misleading that they require disqualification of the resolution in its entirety. Comcast then asserts that the supporting statement contains false and misleading statements.

Before responding to the specifics, we note again that Comcast appears to ignore the Division's guidance in STAFF LEGAL BULLETIN 14B, section A.1 of which cautions against the sort of scattershot, word-by-word objections Comcast raises here. Nonetheless because Comcast has raised the issues, we respond specifically as follows.

1. "Fully funded".

Comcast objects to the proposal to limit equity compensation to senior compensation in years when the company's pension obligations are not "fully funded." Comcast argues that the phrase "fully funded" is inherently misleading, given that there are several ways that the phrase can be read, *e.g.*, fully funded to meet existing obligations or fully funded for purposes of annual compliance with the Pension Protection Act of 2006 ("PPA"). Comcast sets up a strawman argument that the resolution must be referring to a company's funding obligations under the PPA, if any, since the PPA sets the only "legal standard" as to what kind of contribution may be required in a given year. Comcast Letter at p. 6. Comcast also accuses the Fund of failing to provide context for the statements that Comcast began 2008 with an "unfunded pension liability" of $22 million and ended the year with a $29 million unfunded liability.

Comcast's reference to a company's funding obligations under the PPA introduces confusion where none should exist. Suppose, hypothetically, the PPA would have a company with a plan that is 50% underfunded make a contribution that year that would reduce (slightly) the level of underfunding. Few people would think that a plan that moved from 50% underfunding to, say, 49% underfunding is "fully funded."

Moreover, it is plain from the context of the supporting statement that the focus is on the overall funded level of any Comcast plans over the long haul, not just in a given year. This is made clear by the statement in the fourth paragraph that unduly rewarding senior executives with equity awards that fully vest after just a few years "can thus be harmful to long-term shareholders *if a company has to make significant payments for unfunded obligations at some point in the future*" (emphasis added).

As for the claim that the Fund has not provided context for the figures cited in the supporting statement, we note that these figures are taken verbatim from the pension footnote (Note 10) in Comcast's Form 10-K, filed 20 February 2009, which recites these figures in the line item designated "Plan funded status and recorded benefit obligation" for "pension benefits." Although we do not believe any textual change is necessary, we are willing to amend the beginning of the second sentence in the fifth paragraph to read: "A Comcast Form 10-K reported that . . ."

2. "Total value of equity compensation."

Comcast's next objection is to the cited phrase, given the fact that there are various ways to value equity compensation received by an individual in a given time period, *e.g.*, grant date fair value, the amount recognized for financial statement reporting purposes, or the amount actually realized by the individual. Comcast's argument manages to ignore the forest by focusing on individual trees.

The supporting statement explicitly refers to "reported awards" to senior executives, citing the Company's proxy statement, thus indicating a focus on reporting standards. It is also clear from the context that the focus is on decisions to make specific awards in a given year, using the unfunded liability as a cross-check – and not awards made in prior years that may vest that year. That background or context should suggest to an investor that the "total value" being discussed is that being "reported" to shareholders. Since companies know how they report equity awards, they can compute the two values (total awards versus pension contributions). Thus the reference is not as ambiguous as Comcast would have it appear. Although we believe that the resolution, read in the context of the supporting statement, is sufficiently clear on this point, the Fund would be willing to clarify the pertinent sentence of the resolution to refer to the "total value of equity compensation *awards made* to named executive officers in a given year shall not exceed the value of the company's contribution *in that year* . . ."

3. "Equity compensation to named executive officers in a given year."

Comcast's next objection focuses on language in the resolution that includes part of the phrase just cited. The entire phrase is: "the total value of equity compensation to named executive officers in a given year." We believe that the language proposed in the previous section, with its focus on "awards made" in a given year, will clarify this point and obviate Comcast's concern on this point.

4. "Value of the company's contribution
company-sponsored defined benefit pension funds."

Here again, Comcast seeks to conjure up ambiguity where none exists. Comcast argues that company contributions to a defined benefit plan can take various forms, and it argues that the phrase is vague because it does not specify which types of contribution are to be counted. In making this argument, Comcast fails to confront the most obvious interpretation of the phrase, which is that the resolution covers all forms of contribution, cash or otherwise.

Comcast's related point is that the proposal does not state when the contribution should be measured, *i.e.*, at the date of the contribution or some other point. Again, in context, the resolution seeks to draw a comparison between the value of the equity awards in a given year versus the value of the contributions that year. That logically suggests the present value of contributions to the plan. Although we do not view this objection as fatal, the Fund is willing to clarify the resolution by referring to "the value of the company's contribution to company-sponsored defined benefit pension funds (*measured on the date of any contribution*) . . ."

Comcast also asserts (again without citation) that the Company contributed $59 million in cash to its pension plan in calendar year 2008. This figure is not, however, reported in the Company's Form 10-K (cited above) or in a Form 11-K.

5. Allegedly false and misleading statements.

Comcast's final point is that the proposal errs in stating that "the Company's proxy filing reported awards to senior executives of $44.7 million in 2008." In attempting to compute the value of awards, the Fund focused on the columns on page 49 of Comcast's February 2009 proxy entitled "stock awards" and "option awards" to the named executives. Upon recomputing the figures in light of Comcast's objection, we acknowledge a typographical error (the intended figure was $22.7 million), but are happy to accept Comcast's figure of $24.9 million (*see* Comcast's Letter at p. 8) and amend the resolution accordingly. We regret the error.

The Company's related argument that investors could not discern what period of time the resolution is citing lacks merit. The rest of the resolution refers to 2008, and the most logical reading of the proposal would be that the "reported awards" are for the same period of time.

Conclusion.

For these reasons, the Fund respectfully asks the Division to deny the no-action relief requested by Comcast. As noted, the Fund is willing to make certain wording changes should the Division deem them necessary.[1]

Thank you for your consideration of the matters raised in this letter. Please do not hesitate to contact me directly if you have any questions or if there is further information that we can provide.

Very truly yours,



Cornish F. Hitchcock

cc: William H. Aaronson, Esq.

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[1] The changes acknowledged here would thus make the resolution read (with suggested language in italics):

RESOLVED: The shareholders hereby ask the board of directors of Comcast C-orporation (the "Company") to adopt a policy that the total value of equity compensation *awards made* to named executive officers in a given year shall not exceed the value of the company's contribution *in that year* to company-sponsored defined benefit pension funds *(measured on the date of any contribution)* when the company's pension obligations are not fully funded at the beginning of that year. This policy should be implemented so as not to incur any tax liability based upon the size of the contribution to any fund. *This policy shall apply prospectively and without violating any contractual obligations in effect when this by-law is adopted.*

The fifth and sixth paragraphs of the supporting statement would read (with changes in italic except the reference to the *Analyst's Accounting Observer*):

The *Analyst's Accounting Observer* study indicates that the issue is particularly acute at Comcast, where the pension fund started 2008 with an unfunded pension liability of $22 million. *A Comcast Form 10-K reported that* unfunded liability grew to $29 million by the end of 2008, yet the Company reported no contribution during the year to reduce that liability.

The Company's proxy filing, however, reported awards to senior executives of *$22.9* million in equity compensation in 2008, with total compensation to these five executives exceeding $66 million.

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

William H. Aaronson

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4397 tel
212 701 5397 fax
william.aaronson@davispolk.com

January 14, 2010

Re: ***Comcast Corporation – Shareholder Proposal Submitted by Amalgamated Bank's LongView LargeCap 500 Index Fund***

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation (the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2010 Annual Meeting of Shareholders (collectively, the "**2010 Proxy Materials**") a shareholder proposal (the "**Proposal**") and related supporting statement received from Amalgamated Bank's LongView LargeCap 500 Index Fund (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur that the Company may, for the reasons set forth below, properly exclude the Proposal from the 2010 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing it of the Company's intention to exclude the Proposal from the 2010 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted no later than 80 days before the Company intends to files its definitive 2010 Proxy Materials with the Securities and Exchange Commission (the "**Commission**").

I. INTRODUCTION

The Proposal, which is attached hereto in full as Exhibit A, states as follows:

> *RESOLVED: The shareholders hereby ask the board of directors of Comcast Corporation (the "Company") to adopt a policy that the total value of equity compensation to named executive officers in a given year shall not exceed the value of the company's contribution to company-sponsored defined benefit pension funds when the company's pension obligations are not fully funded at the beginning of that year. This policy should be implemented so as not to incur any tax liability based upon the size of the contribution to any fund.*

Further, portions of the supporting statement to the Proposal state:

> *The* Analyst's Accounting Observer *study indicates that the issue [of underfunded pension obligations] is particularly acute at Comcast, where the pension fund started 2008 with an unfunded pension liability of $22 million. That unfunded liability grew to $29 million by the end of 2008, yet the Company reported no contribution during the year to reduce that liability.*
>
> *The Company's proxy filing, however, reported awards to senior executives of $44.7 million in equity compensation in 2008, with total compensation to these five executives exceeding $66 million.*

The Company believes that the Proposal may be properly omitted from the 2010 Proxy Materials pursuant to:

- Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate Pennsylvania law;
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement a proposal that would result in a breach of Pennsylvania law; and
- Rule 14a-8(i)(3) because the Proposal is inherently misleading.

II. REASONS FOR EXCLUSION

A. The Proposal May Be Excluded Pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) Because Its Implementation Would Cause the Company To Breach Existing Employment Agreements and Equity Award Agreements.

(i) Implementation of the Proposal Would Result in Violations of State Law.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal from its proxy statement "if the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject." The Company is incorporated under the laws of the Commonwealth of Pennsylvania and its employment agreements and equity award agreements with its named executive officers are governed by Pennsylvania law.

It is well established that if implementation of a shareholder proposal would require a company to breach existing contracts, in violation of state law, such proposal may be excluded under Rule 14a-8(i)(2). See Cendant Corporation (January 16, 2004) (proposal seeking to limit compensation paid to the company's CEO would require the company to violate an existing compensation agreement); Sensar Corporation (May 14, 2001) (proposal seeking to rescind and re-authorize, on modified terms as specified in the proposal, stock options already awarded to officers and directors would require the company to breach existing contractual obligations); International Business Machines Corporation (February 27, 2000) (proposal requesting that the board of directors attempt to terminate and renegotiate IBM's CEO's retirement package would cause the company to breach such contracts); Mobile Corporation (January 29, 1997) (proposal seeking a policy that no executive may exercise a stock option within six months of the announcement of a significant workforce reduction would require the company to breach existing contractual or other obligations); and International Business Machines Corporation (December 15, 1995) (proposal to reduce the compensation of certain executive officers would result in unilateral modification of certain existing contracts).

As more fully described in the opinion of Pepper Hamilton LLP (the "**Pepper Hamilton Opinion**") attached hereto as Exhibit B, implementation of the Proposal would cause the Company to unilaterally breach existing contracts with its named executive officers and therefore would violate Pennsylvania law. Because the Proposal, if implemented, would result in unilateral breach of the agreements described in the Pepper Hamilton Opinion, the Company believes that the Proposal may be properly omitted from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(2) since implementation of the Proposal would result in a violation of Pennsylvania law.

(ii) The Company Would Lack the Power or Authority To Implement the Proposal.

Pursuant to Rule 14a-8(i)(6), a company may exclude a shareholder proposal from its proxy materials if the company lacks the power or authority to implement the proposal. The Staff has consistently agreed that a proposal that if implemented would result in a breach of an existing contract may be excluded pursuant to Rule 14a-8(i)(6) as beyond the power or authority of the Company to implement. See PG&E Corp. (February 25, 2008) (permitting exclusion of a proposal that would violate Delaware law); The Gillette Company (March 10, 2003) (permitting exclusion of a proposal that would cause the company to breach an existing compensation agreement); Sensar Corporation (May 14, 2001) (permitting the company to exclude a proposal that would cause the company to breach existing contractual obligations); and Whitman Corporation (February 15, 2000) (same).

As discussed in the Pepper Hamilton Opinion, the Company is party to employment agreements and equity award agreements with its named executive officers. Imposing the limitations described in the Proposal would cause the Company to unilaterally breach these agreements and therefore violate Pennsylvania law. Accordingly, the Company would lack the power or authority to lawfully implement the Proposal if it were approved by the Company's shareholders. For these reasons, the Company believes that the Proposal may be properly omitted from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(6).

B. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Inherently Misleading.

Pursuant to Rule 14a-8(i)(3), a company may exclude a shareholder proposal from its proxy materials if the proposal or its supporting statement is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. The Staff has consistently concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(3) when the company demonstrates that "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). A proposal may be vague, and thus misleading, when it fails to address essential aspects of its implementation.

Although, in some cases, proponents may be allowed to make proposal revisions where statements within a proposal or supporting statement are found to be false or misleading, the Staff has explained in Staff Legal Bulletin No. 14B (CF) (September 15, 2004) that it may be appropriate for companies to exclude an "entire proposal, supporting statement or both as materially false or misleading" if "the proposal and supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules." The Proposal's false and misleading statements as described below are integral to the substance of, and support for, the Proposal, and, therefore, the Company believes that the entire Proposal may be omitted from the Company's 2010 Proxy Materials pursuant to Rule 14a-8(i)(3). The Company does not believe that it would be appropriate in the case of the Proposal to allow the Proponent to revise the Proposal by deleting the false and misleading statements, as it would require extensive revisions to bring it into compliance with the proxy rules.

(i) The Proposal Is Impermissibly Vague and Indefinite as to Key Terms Used in the Proposal so as To Be Inherently Misleading.

The Staff has regularly concurred that a shareholder proposal relating to executive compensation may be excluded under Rule 14a-8(i)(3) where aspects of the proposal are ambiguous, thereby resulting in the proposal being so vague or indefinite that it is inherently misleading. A proposal may be vague, and thus misleading, when it fails to address essential aspects of its implementation. Where proposals fail to define key terms or otherwise provide guidance on their implementation, the Staff has allowed exclusion of shareholder proposals concerning executive compensation. See Verizon Communications Inc. (February 21, 2008) (proposal requesting that the board of directors adopt a new senior executive compensation policy incorporating criteria specified in the proposal failed to define critical terms and was internally inconsistent); Prudential Financial, Inc. (February 16, 2007) (proposal requesting that the board of directors "seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms, was subject to conflicting interpretations and was likely to confuse shareholders); Bank of America Corporation (February 17, 2006) (proposal seeking to limit salary increases of the directors of Bank of America was so vague and indefinite that shareholders voting on the submission could not be expected to understand what they were being asked to consider and what actions would be taken if the proposal were implemented); General Electric Company (February 5, 2003) (proposal urging the board of directors "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance concerning its implementation); and General Electric Company (January 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal).

The Staff has also regularly concluded that a proposal may be excluded where the meaning and application of terms or standards under the proposal "may be subject to differing interpretations." See, e.g., Wendy's International Inc. (February 24, 2006) (permitting exclusion of a proposal where the term "accelerating development" was found to be unclear); Peoples Energy Corporation (November 23, 2004) (permitting exclusion of a proposal where the term "reckless neglect" was found to be unclear); Exxon Corporation (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria because vague terms were subject to differing interpretations); and Fuqua Industries, Inc. (March 12, 1991) ("meaning and application of terms and conditions . . . in [the] proposal would have to be made without guidance from the proposal and would be subject to differing interpretation[s]"). In issuing its decision in Fuqua Industries, the Staff stated that "the proposal may be misleading because any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal."

The Proposal falls squarely within the criteria for exclusion established by the Staff because the Proposal's key terms are vague and undefined, and the Proposal fails to provide sufficient guidance concerning its implementation. We discuss below several of the terms that the Proposal fails to clearly define, along with the different and at times conflicting possible interpretations, making the Proposal vague and indefinite.

"Fully funded." The Proposal seeks to limit equity compensation to named executive officers when the Company's pension obligations are not "fully funded" without providing guidance on the standards and actuarial assumptions to be used in determining the funding status of the Company's pension obligations. The lack of such guidance fundamentally affects the Proposal, because without such guidance the Company will be unable to determine when, and by how much, to limit equity compensation to named executive officers in order to implement the Proposal.

The funding status of a pension plan depends heavily on what actuarial assumptions are being used in an analysis of the pension plan, including interest rates, participant mortality rates and the timing of the funding status calculation. It is not meaningful to state that a pension plan has a particular level of unfunded liabilities, or in other words is not "fully funded," without providing the actuarial assumptions used to make such a determination. A single pension plan may be considered "fully funded" when certain actuarial assumptions are used, but not "fully funded" if those assumptions are altered.

Reading the Proposal together with its supporting statement illustrates the lack of clarity in the Proposal with regard to the phrase "fully funded." In seeking to limit the value of equity compensation to named executive officers to the value of the Company's contributions to its pension plans when such pension obligations are not "fully funded," the Proposal presumes that when a pension plan is not "fully funded," contributions will then be made to such pension plan.

Whether a company is required to make contributions to its pension plans is dependent upon whether such pension plans are considered "fully funded" using the actuarial assumptions required by the Pension Protection Act, the legal standard for determining whether contributions to a pension plan are required to be made by the sponsoring company. The requirement to make contributions is not dependent upon whether a pension plan is underfunded when other accounting or actuarial assumptions are used in place of the Pension Protection Act standards.

The Proposal's supporting statement states that the Company's "pension fund started 2008 with an unfunded pension liability of $22 million [and t]hat unfunded liability grew to $29 million by the end of 2008," without providing shareholders with sufficient context to understand the pension plan's funding status. The Proponent cites a study by the *Analyst's Accounting Observer* as the source of its determination of the Company's pension plan's funding status; however, the Proponent does not provide any information on the study's methodology or actuarial assumptions for calculating such funding status nor does it provide the study's full name or information on how shareholders may access this study.[1] The funding statistics cited by the Proponent do not use the Pension Protection Act standards, and are thus misleading. These statistics make it appear that the Company has contribution obligations to its pension plan that are not being met, when this is not the case.

In fact, the Company's sole defined benefit pension plan, the Broadband Pension Plan, which it inherited though its acquisition of AT&T Broadband in 2002, is considered "fully funded" using the actuarial assumptions required by the Pension Protection Act. Thus, because the pension plan is not underfunded, no contributions were being made for 2009. Further, based on the utilization of credit balances as provided by the Pension Protection Act, no cash contributions to the pension plan are expected to be required until 2013. This plan was frozen to future accruals and future participants in connection with the closing of this acquisition, except for certain collectively bargained employees, for whom the plan was frozen as of December 31, 2006.

Because the Proposal does not explain the term "fully funded" by reference either to particular assumptions or to a regulatory scheme providing for specified assumptions, such as the Pension Protection Act, if the Proposal were to be implemented, the Company would be unable to determine whether its pension plan was "fully funded" in the context of the Proposal and, thus, whether the equity compensation to named executive officers should or should not be limited in a given year.

"Total Value of Equity Compensation." The Proposal seeks to limit the "total value of equity compensation" to named executive officers; however, it fails to set forth how and when equity compensation is to be valued. As made clear by the recent revisions of the proxy statement executive compensation disclosure rules, there are various ways to value equity compensation received by an individual in a given time period. For example, among other valuation methods, equity compensation can be valued based on grant date fair value, the amount recognized for financial statement reporting purposes or the amount actually realized by an individual with regard to specified equity awards. See Eastman Kodak Company (March 3,

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[1] Shareholders will be unable to access the study (entitled "S&P 500 Stock Compensation: Running Out of Options," by Jack T. Ciesielski) referred to in the Proposal, without being members of the *Analyst's Accounting Observer* because its reports are not available for individual sale. Membership requires an annual fee of up to $13,000 and is only available to certain types of organizations. See http://www.accountingobserver.com/FeeSchedule/tabid/74/Default.aspx.

2003) (proposal seeking to cap executive salaries at $1 million "to include bonus, perks and stock options" that failed to define various terms, including "perks," and gave no indication as to how options were to be valued); PepsiCo Inc. (February 18, 2003) (same). Each of these valuation methods could result in conflicting values for the same equity award. Further, different valuation methods can be applied to different types of equity awards. For example, option awards can be valued using a Black-Scholes valuation, which itself depends upon the use of actuarial assumptions that can vary widely. Beyond the methods that can be used to value an equity compensation, the timing of the valuation is critical. A single equity award could have conflicting values, even using the same valuation method, if it was valued at the date of grant or at a later date, such as the date of vesting. As the Proposal provides no guidance on the valuation method or timing of valuation that it is seeking to have the Company implement, the shareholders and the Company would be unable to determine with any reasonable certainty exactly what limitations on equity compensation the Proposal requires.

"Equity Compensation to Named Executive Officers in a Given Year." The Proposal seeks to limit the "equity compensation to named executive officers in a given year" without specifying whether the limitation is intended to be imposed on the equity awards granted in a given year, on the equity awards vesting in a given year or on another metric of compensation, such as the annual accounting charge for equity awards attributable to a particular named executive officer. This creates significant ambiguity. For example, a particular individual may have an equity award granted to him or her in a given year and have an equity award vest in a given year, as well; either of these equity awards could be considered the equity compensation to the individual in the given year, and these equity awards could have conflicting values. As the Proposal provides no guidance on how equity compensation in a given year is to be determined, the shareholders and the Company would be unable to determine with any reasonable certainty exactly what limitations on equity compensation the Proposal requires.

"Value of the Company's Contribution to Company-Sponsored Defined Benefit Pension Funds." The Proposal seeks to limit equity compensation to named executive officers by reference to the "value of the Company's contribution to company-sponsored defined benefit pension funds" without providing any guidance on what type of contributions the Company should value if implementing the Proposal. A Company's contributions to its pension plans can be determined in a number of ways including, for example, cash contributions and increases in pension plan assets. Depending upon the type of company contribution under consideration, the value of a company's contribution in a given time period can vary widely. Because the Proposal is vague as to which of type of pension plan contributions should be taken into account to determine the value of the Company's contribution, the actions ultimately taken by the Company should the Proposal be implemented could be significantly different from the actions intended by the Proponent or envisioned by shareholders voting on the Proposal.

In addition, the Proposal's supporting statement presents misleading information about the Company's contributions to its pension plan. The Proposal's supporting statement states that "the Company reported no contribution during [2008] to reduce [its pension] liability." This statement makes it appear to shareholders voting on the Proposal that the Company has not been allocating resources to satisfy its pension obligations. In fact, the Company made cash contributions to its pension plan of $59 million during the 2008 calendar year. This amount greatly exceeds the $30.5 million aggregate grant date fair value of equity awards granted to the Company's named executive officers in 2008.

Because the Proposal is impermissibly vague and indefinite as to key terms used in the Proposal so as to be inherently misleading, the Company believes that the Proposal may be properly omitted from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(3).

(ii) The Proposal's Supporting Statement Includes False and Misleading Statements.

In Staff Legal Bulletin No. 14B (CF) (September 15, 2004), the Staff recognized that Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if, among other things, the company demonstrates that a factual statement is materially false or misleading and the Staff stated that proponents should provide factual support for statements presented in their proposals. False and misleading statements are described in Rule 14a-9 as statements which are "false and misleading with respect to any material fact, or which omit to state any material fact necessary in order to make a statement therein not false or misleading or necessary to correct an earlier statement." The Proposal's supporting statements contain misleading information and factual errors that constitute materially false and misleading statements.

The supporting statement to the Proposal states that the Company's proxy filing "reported awards to senior executives of $44.7 million in equity compensation in 2008, with total compensation to these five executives exceeding $66 million." This statement is objectively false. The Proponent does not specify which of the Company's proxy filings it is referring to in this statement; however, based on the reference to compensation in 2008, the reference is presumably to the Company's proxy statement for its 2009 Annual Meeting of Shareholders (the "**2009 Proxy Statement**"), which provided disclosure on compensation to the Company's named executive officers in 2008. Further, the Proponent does not specify what it means by "awards to senior executives . . . in 2008" (*i.e.*, awards granted in 2008, the accounting charge for awards in 2008 or awards vested in 2008); however, under any of these metrics the Proponent's statement is false.

The 2009 Proxy Statement did not report "awards to [five] senior executives of $44.7 million in equity compensation in 2008." In fact, the Company disclosed significantly different equity compensation metrics for the six named executive officers in its 2009 Proxy Statement, not five executives as stated in the Proposal's supporting statement. The 2009 Proxy Statement's Grants in 2008 of Plan Based Awards table reported that equity awards with an aggregate grant date fair value of $30.5 million were granted to the Company's named executive officers in 2008. The 2009 Proxy Statement's Summary Compensation Table for 2008 reported total equity compensation for the Company's named executive officers in 2008 of $24.9 million, based on the dollar amount recognized for financial statement reporting purposes with respect to the 2008 fiscal year for the fair value of equity awards granted in 2008 as well as those granted in prior fiscal years in accordance with the Commission's disclosure rules applicable to the 2009 Proxy Statement. The 2009 Proxy Statement's Option Exercises and Stock Vested in 2008 table reported that aggregate value realized by the named executive officers through the vesting of stock awards in 2008 was $10.9 million.

Because the Proposal includes false and misleading statements that misconstrue the value of equity awards to named executive officers in 2008, the Company believes that the Proposal may be properly omitted from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(3).

III. CONCLUSION

Implementation of the Proposal would result in violations of state law and, as such, the Company would lack the power or authority to implement the Proposal. Furthermore, as a result of the above described inconsistencies and ambiguities, shareholders faced with the Proposal cannot know with reasonable certainty what they are being asked to approve and the Company's Board of Directors would be unable to determine with reasonable certainty what actions or measures they are required to take in order to implement the Proposal. In addition, the Proposal includes false and misleading statements that misconstrue the value of equity awards to named executive officers in 2008. Accordingly, the Company believes that the Proposal is excludable under Rules 14a-8(i)(2) and (6), as its implementation would cause the Company to breach existing employment agreements and equity award agreements, and under Rule 14a-8(i)(3), as it is inherently misleading.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very truly yours,



William H. Aaronson

cc: Scott Zdrazil, First VP – Corporate Governance
Amalgamated Bank

Cornish F. Hitchcock
Hitchcock Law Firm PLLC

Arthur R. Block
Comcast Corporation

EXHIBIT A

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005-6705
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

2 December 2009

Mr. Arthur R. Block
Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

By UPS

Re: Shareholder proposal for 2010 annual meeting

Dear Mr. Block:

On behalf of the Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that Comcast Corporation plans to circulate to shareholders in anticipation of the 2010 annual meeting. The proposal is being re-submitted under SEC Rule 14a-8 and relates to procedures for the election of directors.

The Fund is located at 275 Seventh Avenue, New York, N.Y. 10001 and has beneficially owned more than $2000 worth of Comcast common stock for more than a year. A letter confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2010 annual meeting, which a representative is prepared to attend.

We would be pleased to discuss with you the issues presented by this proposal. If you require any additional information, please let me know.

Very truly yours,



Cornish F. Hitchcock

RESOLVED: The shareholders hereby ask the board of directors of Comcast Corporation (the "Company") to adopt a policy that the total value of equity compensation to named executive officers in a given year shall not exceed the value of the company's contribution to company-sponsored defined benefit pension funds when the company's pension obligations are not fully funded at the beginning of that year. This policy should be implemented so as not to incur any tax liability based upon the size of the contribution to any fund.

Supporting Statement

As investors, we believe that it is important for the Company to adopt compensation policies for senior executives that promote long-term shareholder value and align the interests of managers with those of shareholders.

A significant portion of senior executive compensation today consists of equity awards, including stock options and restricted stock. Such compensation may be viewed as a form of deferred compensation, which nonetheless takes company resources from investors and awards them to managers.

As equity-based compensation has grown more popular in recent years, it has outstripped a separate form of deferred compensation, namely, corporate contributions to defined benefit pension plans. According to a recent study by *The Analyst's Accounting Observer*, for the 358 S&P 500 firms with pension plans, the funding of pension plans last exceeded the funding of stock compensation plans in 2005.

Companies are at some point obligated to provide sufficient resources to satisfy their pension obligations, and thus any pension shortfalls ultimately entail costs to the stockholders. A policy that unduly rewards senior executives with equity awards that fully vest after just a few years can thus be harmful to long-term shareholders if a company has to make significant payments for unfunded obligations at some point in the future.

The *Analyst's Accounting Observer* study indicates that the issue is particularly acute at Comcast, where the pension fund started 2008 with an unfunded pension liability of $22 million. That unfunded liability grew to $29 million by the end of 2008, yet the Company reported no contribution during the year to reduce that liability.

The Company's proxy filing, however, reported awards to senior executives of $44.7 million in equity compensation in 2008, with total compensation to these five executives exceeding $66 million.

In our view, there can be a divergence of interests between senior executives and shareholders if the executives can enjoy the benefits of equity awards that vest after only a few years, while leaving unfunded costs to be paid over a longer period of time.

We believe that consideration of a company's pension liability can be a useful cross-check on executive compensation and can help keep the board focused on compensation policies that are consistent with long-term growth of the company.

We urge you to vote FOR this resolution.



2 December 2009

Mr. Arthur Block
Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Via courier

Re: Shareholder proposal for 2010 annual meeting

Dear Mr. Block:

This letter will supplement the shareholder proposal submitted to you by Cornish F. Hitchcock, attorney for the Amalgamated Bank's LongView LargeCap 500 Index Fund (the - "Fund"), who is authorized to represent the Fund in all matters in connection with that proposal.

At the time Mr. Hitchcock submitted the Fund's resolution, the Fund beneficially owned 664,248 shares of Comcast Corporation common stock. These shares are held of record by Amalgamated Bank through its agent, CEDE & Co. The Fund has continuously held at least $2000 worth of the Company's common stock for more than one year prior to submission of the resolution and plans to continue ownership through the date of your 2010 annual meeting.

If you require any additional information, please let me know.

Sincerely,

Scott Zdrazil
First VP – Corporate Governance

EXHIBIT B

Pepper Hamilton LLP
Attorneys at Law

3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
215.981.4000
Fax 215.981.4750

January 14, 2010

Comcast Corporation
One Comcast Center
Philadelphia, PA 19103-2838

Re: Shareholder Proposal Submitted by Amalgamated Bank's LongView LargeCap 500 Index Fund

Ladies and Gentlemen:

We have acted as special Pennsylvania counsel to Comcast Corporation, a Pennsylvania corporation (the "Company"), in connection with a proposal (the "Proposal") and related supporting statement (the "Supporting Statement") submitted by the Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Proponent") that the Proponent intends to have included in the Company's proxy statement and form of proxy for the Company's 2010 Annual Meeting of the Shareholders (collectively, the "2010 Proxy Materials"). In connection with the Proposal, you have requested our opinion as to certain matters under the Business Corporation Law of the Commonwealth of Pennsylvania (the "BCL") and as to Pennsylvania law in effect as of the date hereof, which law is subject to change with possible retroactive effect.

For the purpose of rendering this opinion, our examination of documents relating to the Company has been limited to the examination of originals or copies of the following:

1. The Amended and Restated Articles of Incorporation of the Company, dated and filed in the office of the Secretary of the Commonwealth of Pennsylvania as of August 5, 2009, issued by the Secretary of the Commonwealth of Pennsylvania on January 12, 2010 (the "Charter")

2. The Bylaws of the Company, as amended (the "Bylaws");

3. The Employment Agreement by and between the Company and Stephen B. Burke dated as of December 16, 2009 and the Employment Agreement by and between the Company and Michael J. Angelakis dated as of December 16, 2009 (collectively the "Burke and Angelakis Agreements");

4. The Company's (i) 2002 Stock Option Plan, (ii) 2003 Stock Option Plan, and (iii) 2002 Restricted Stock Plan (collectively the "Equity Incentive Plans");

5. The stock option grants and restricted stock unit awards issued to each named executive officer ("NEO") under the Equity Incentive Plans for the period beginning on January 1, 2005 and ending on the date of this letter; and

6. The Proposal and the Supporting Statement.

For purposes of this opinion, we have not reviewed any documents other than the documents listed above and we have not reviewed any document that is referred to in or incorporated by reference into any of such document. We have assumed that there exists no provision in any document that we have not reviewed that is inconsistent with the aforementioned documents and the opinions stated herein. We have conducted no independent factual investigation of our own but rather have relied solely upon the foregoing documents (without any other investigation to determine if such reliance is reasonable), the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we have assumed to be true, complete and accurate. With respect to all documents, examined by us, we have assumed that (i) documents examined by us are executed by all necessary parties and all signatures on documents examined by us are genuine, (ii) all documents submitted to us as originals are authentic, and (iii) all documents submitted to us as copies conform with the originals of those documents.

This opinion letter is limited to the laws of the Commonwealth of Pennsylvania (excluding the securities and blue sky laws of the Commonwealth of Pennsylvania), and we have not considered and express no opinion on the laws of any other jurisdiction, including any international laws, non-United States laws, federal bankruptcy and other federal laws and rules and regulations relating thereto. Our opinions are rendered only with respect to the laws of the Commonwealth of Pennsylvania and rules, regulations and orders thereunder that are currently in effect.

THE PROPOSAL

The Proponent requests that the following resolution be included in the Company's 2010 Proxy Materials:

> RESOLVED: The shareholders hereby ask the board of directors of Comcast Corporation (the "Company") to adopt a policy that the total value of equity compensation to named executive officers in a given year shall not exceed the value of the company's contribution to company-sponsored defined benefit pension funds when the company's pension obligations are not fully funded at the beginning of that year. This policy should be implemented so as

not to incur any tax liability based upon the size of the contribution to any fund.

The Proposal also contains a Supporting Statement, which is attached in full as Exhibit A to Mr. William H. Aaronson's letter dated January 14, 2010 (the "Aaronson Letter").

DISCUSSION

You have asked for our opinion as to whether the Proposal, if adopted by the shareholders and implemented by the Company's Board of Directors (the "Board"), would be valid under Pennsylvania law. For the reasons set forth below, in our opinion, the Proposal, if adopted and implemented, would violate both the BCL and applicable Pennsylvania law with respect to existing contractual agreements.

I. Implementation of the Proposal Would Violate Pennsylvania Law

A. Implementation of the Proposal Would Violate Pennsylvania Law by Requiring the Company to Unilaterally Breach Existing Contracts

By implementing the Proposal, the Company would impermissibly violate Pennsylvania law because such implementation would breach existing contracts with senior management. As discussed in detail in the Aaronson Letter, the Proposal is unclear on its face and can be interpreted in a variety of manners. For the purposes of this opinion, we have assumed that the Proposal will be adopted by shareholders and implemented by the Board, and have analyzed two contingencies that may result upon implementation of the Proposal.

First, the Proposal, if implemented, could cause the Company to breach certain of its existing employment agreements with NEOs, thereby subjecting the Company to liability for violating the basic contractual terms of these agreements. More specifically, the Burke and Angelakis Agreements both provide for a guaranteed equity grant of restricted stock units ("RSUs") to Mr. Burke and Mr. Angelakis, respectively. In the event that the Proposal is implemented, the Company's pension obligations are deemed not to be "fully funded," and the Company's contribution to the Company-sponsored defined benefit plan falls below the aggregate level at which RSUs are contractually promised to Mr. Burke and Mr. Angelakis under the terms of their respective employment agreements, the Company would be forced to breach the Burke and Angelakis Agreements in violation of Pennsylvania law.

Second, the Proposal, if implemented, could cause the company to breach certain of its existing RSU and stock option award agreements with NEOs in violation of Pennsylvania law. As discussed in the Aaronson Letter, the Proposal seeks to limit the "equity compensation to named executive officers in a given year" without specifying "whether the limitation is intended to be imposed on the equity awards granted in a given year, on the equity awards vesting in a given year or on another metric of compensation, such as the annual accounting charge for equity awards attributable to a particular named executive officer." If the limitation is intended to be imposed on "equity awards vesting in a given year," then the Proposal's implementation could cause the Company to breach existing RSU and stock option award agreements in violation of Pennsylvania law. The Company is obligated under existing RSU award agreements with NEOs to issue shares with respect to RSU awards upon the applicable vesting date of such awards. The dollar amount NEOs will realize upon the vesting of their RSUs is not known until the RSUs vest. In addition, NEOs have been granted stock option awards pursuant to which they receive shares of stock upon the exercise of the stock option. Although it is impossible to determine the exact value of a stock option to the NEO until the actual date of exercise, the Company is obligated under the terms of existing stock option agreements to issue the applicable number of shares to NEOs upon exercise of the stock option. If the Proposal were implemented, in the event that the value of "equity awards vesting in a given year" exceeds the Company's contribution to the Company sponsored defined benefit plan when a limitation on the total value of equity compensation to NEOs applies due to the Company's pension obligations being deemed not "fully funded," the Company would be unable to deliver shares to NEOs that they are contractually entitled to under the terms of existing RSU and stock option award agreements. Thus, the Company would be forced to breach existing RSU and stock option award agreements in violation of Pennsylvania law.

It is hornbook law that where an employee is engaged to perform a certain job for a certain term, the employer is contractually bound to make such employment available and to adhere to the terms of the employment contract. As one commentator has noted:

> [w]hen an employee has been employed for a definite time under an express contract stipulating the payment of a stated compensation, the employer has no power arbitrarily to reduce that compensation during the term of the employment.

Sufficiency of Notice of Modification in Terms of Compensation of At-Will Employee Who Continues Performance to Bind Employee, 69 A.L.R. 4th 1145, 1146 (1989). Pennsylvania courts are in accord with this proposition. *See e.g. Baltica-Skandinavia Ins. Co. v. Booth, Potter, Seal & Co.*, 1988 U.S. Dist. LEXIS 9051 (E.D. Pa. 1988) ("the ordinary presumption in contract law [is] that a party may not unilaterally change material terms of a contract").

In Pennsylvania, courts have routinely held an employer liable for its unilateral amendment to an employment contract with an employee. In *Sullivan v. Chartwell Investment Partners*, 873 A.2d 710, 715 (Pa. Super. 2005), in order to prevent an employee from leaving his employment, the employer agreed that such employee's compensation for 2001 would not be less than his compensation for 2000. Soon thereafter, the employer gave the employee notice of termination but promised to provide him with severance. *Id.* After the employee's termination, the employer failed to provide him with severance, and his compensation for 2001 fell below his level of compensation for 2000. *Id.* Rejecting the argument that the employee's at-will status rendered him unable to establish a contractual right to compensation, the court reasoned that "[the employee]'s status as an at-will employee is irrelevant to whether a contract existed to provide compensation during the term of his employment." *Id.* at 716. The court held that the plaintiff's allegations that there existed a contractually guaranteed level of compensation, the employer's conduct of "unilaterally alter[ing] [the plaintiff's] compensation scheme" and the failure of the employer to pay such contractually guaranteed sum sufficiently pled the three elements of a breach of contract claim. *Id.* at 717; *see also Creamer v. AIM Telephones, Inc.*, 1993 U.S. Dist. LEXIS 12363 (E.D. Pa. 1993) (applying Pennsylvania contract law and holding employer liable for breach of contract where employer unilaterally reduced employee's compensation during the term of a valid employment agreement); *Steinberg v. 7-Up Bottling Co.*, 431 Pa. Super. 333, 337 (1994) (affirming award of 6 months' salary to employee for employer's breach of his employment contract); *Dorn v. Stanhope Steel, Inc.*, 368 Pa. Super. 557 (1987) (holding employer liable for breaching employment contract); *see generally Delavau, Inc. v. Eastern America Transport & Warehousing, Inc.*, 810 A.2d 672, 681 (Pa. Super. 2002) ("once a contract has been formed, its terms may be modified only if both parties agree to the modification and the modification is founded upon valid consideration"); *Corson v. Corson's, Inc.*, 434 A.2d 1269, 1271 (Pa. Super. 1981) ("[i]t is fundamental that a contract be modified only by the assent of both parties, and only if the modification is founded upon valid consideration"); *Wilcox v. Regester*, 207 A.2d 817, 821 (Pa. Super. 1965) ("[a]n agreement may be modified with the assent of both contracting parties if the modification is supported by consideration"). Moreover, the Proposal, if implemented, would require the Company to eliminate "possible severance pay," which would further subject the Company to liability under Pennsylvania law. *See e.g. Bayne v Proctor & Gamble Distributing Co.*, 87 Pa Super. 195 (1926) (affirming finding of liability against an employer for refusing to pay former employee amounts due under valid severance agreement).

Furthermore, if the Proposal is implemented and the Company is thereby forced to breach existing contractual arrangements, the Company would be in violation of the Pennsylvania Wage Payment and Collection Law (the "WPCL"). *See* 43 Pa. Stat. Ann. §§ 260.1 to 260.45. The WPCL does not create a right to wages or benefits, but instead provides a statutory remedy where an employer breaches a contractual right to wages that have been earned. *Harding v. Duquesne Light Co.*, 882 F.Supp. 422 (W.D. Pa. 1995). The WPCL protections extend to all Pennsylvania based employees. *Killian v.McCulloch*, 873 F.Supp. 938 (E.D. Pa. 1995), aff'd, 82 F.3d 406 (3d Cir. 1996). The purpose of the WPCL is to remove a portion of the obstacles faced by employees in litigation and to make the employee whole for wages wrongfully withheld by the employer. *Obeneder v. Link ComputerCorp.*, 449 Pa.Super. 528, 674 A.2d 720 (1996), aff'd, 548 Pa. 201, 696 A.2d 148 (1997).

As discussed above, the Proposal could force the Company to breach certain employment agreements with NEOs (i.e., the Burke and Angelakis Agreements) and existing stock award agreements entered into between the Company and its NEOs. Any such breach by the Company of its existing contractual arrangements would violate Pennsylvania law.

B. The Proposal Mandates Action on Matters that, Under Pennsylvania Law, Fall Within the Powers of a Company's Board of Directors

As a general matter, the directors of a Pennsylvania corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 1721(a) of the BCL provides, in relevant part, as follows:

> Unless otherwise provided by statute or in a bylaw adopted by the shareholders, all powers enumerated in Section 1502 (relating to general powers) and elsewhere in this subpart or otherwise vested by law in a business corporation shall be exercised by or under the authority of, and the business and affairs of every business corporation shall be managed under the direction of, a board of directors.

15 Pa. C.S. § 1721(a). Section 1721(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such mandate must be provided in the BCL or the bylaws of the corporation. Article 3 of the Company's Bylaws clearly states that except as otherwise provided by law, by the Restated Articles of Incorporation or by the Bylaws, "all powers of the Corporation shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, the Board of Directors." The Company's Restated Articles of Incorporation are silent on this issue. For these reasons, the discretion to grant equity incentives to the Company's senior executives rests with the Board.

Section 1721(a) sets forth the overall approach taken by the BCL with regard to the separate and distinct roles of the shareholders of the corporation, on the one hand, and the board of directors or managers of the corporation, on the other hand. Case law in Pennsylvania supports the proposition that the directors, and not the shareholders, manage the business and affairs of the corporation. *See Enterra Corporation v. SGS Associates*, 600 F. Supp 678, 685 (E.D. Pa. 1985) (applying Pennsylvania law and stating that, "[i]t is the directors, and not the shareholders, who must manage the business affairs of the corporation, and the directors of a corporation 'have the power to bind [the corporation] by any contract which is within its express or implied powers, and which in their judgment is necessary or proper in order to carry out the objectives for which the corporation was created... without consulting with or obtaining the consent of the stockholders.'"). The Pennsylvania Supreme Court has echoed this sentiment; *see*

Cuker v. Mikalaurskas, 692 A.2d 1042, 611 (Pa. 1997) (stating that pursuant to 15 Pa. C. S. § 1721 "decisions regarding litigation by or on behalf of a corporation... are business decisions as much of any other financial decisions... [a]s such they are within the province of the board of directors").

Furthermore, Section 1502(16) provides that a corporation shall have the power:

> To elect or appoint and remove officers, employees and agents of the corporation, define their duties, fix their compensation and the compensation of directors, to lend any of the foregoing money and credit and to pay bonuses or other additional compensation to any of the foregoing for past services.

15 Pa. C. S. § 1502. Section 1502(c) specifically delegates the power to fix employee compensation to the board of directors pursuant to Section 1721. Accordingly, under Pennsylvania law, the board of directors sets the compensation policies for officers, employees and agents of the corporation, not the shareholders.

In Pennsylvania, directors stand in a fiduciary relation solely to the corporation as an entity, not to any particular constituency. *See* 15 Pa. C.S. § 1717; *see also Fidelity Federal Savings and Loan Ass'n v. Felicetti*, 830 F. Supp. 262, 269 (E.D. Pa. 1993) (applying Pennsylvania law and stating that the "nature of the relationship between the directors and the corporation requires that the directors devote themselves to the affairs of the corporation with a view toward promoting the best interests of the corporation"). Section 1715(b) provides that, when considering the best interests of the corporation, the directors are not required to regard any corporate interest or the interests of any particular group affected by such action as a dominant or controlling interest or factor. *See* 15 Pa. C.S. § 1715(b). That subsection also makes clear that the consideration of interests or factors in the manner described in Section 1715 shall not constitute a violation of Section 1712. Thus, the BCL expressly negates the rule that exists in some jurisdictions that the interests of shareholders must, in certain circumstances, be considered paramount to the interests of other constituencies. *See AMP Inc. v. Allied Signal Corp.*, 1998 WL 778348 (E.D. Pa. 1998) (stating that "[t]he directors of a Pennsylvania corporation owe a fiduciary duty solely to the corporation and must act according to the corporation's best interest").

If the Proposal is adopted by the Company's shareholders and implemented by the Board, the Company could be required to breach certain existing contractual arrangements with NEOs. The decision to unilaterally modify these existing contractual arrangements is unrelated to the Board's independent business judgment as to whether such modifications are in the best interests of the Company. Accordingly, the Proposal, if implemented, would mandate that the

Board disregard its fiduciary duties in accordance with its assessment of the Company's best interests, as specifically mandated by Sections 1502(16) and 1721(a) of the BCL.

CONCLUSION

Based on our examination of the foregoing documents, and subject to the assumptions and other qualifications herein set forth, we are of the opinion that:

A. the implementation of the Proposal would cause the Company to unilaterally amend existing contracts with NEOs, thereby breaching the Company's existing contractual relationships and subjecting the Company to liability under Pennsylvania law; and

B. the Proposal, if adopted by the shareholders and implemented by the Board, would be invalid under the BCL and its implementation would cause the Company to violate Pennsylvania law.

This opinion is furnished to you solely for your benefit in connection with the Proposal, and except as set forth in the next sentence, is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person without our express written permission. We hereby consent to your furnishing a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Proposal. This opinion speaks only as of the date hereof and is based on our understandings and assumptions as to present facts, and on our review of the above-referenced documents and the application of Pennsylvania law as the same exist as of the date hereof, and we undertake no obligation to update or supplement this opinion after the date hereof for the benefit of any person or entity with respect to any facts or circumstances that may hereafter come to our attention or any changes in facts or law that may hereafter occur or take effect.

Very truly yours,



PEPPER HAMILTON LLP